

April 21, 2015

Mr. Philip P. Conti
Chief Financial Officer
EQT GP Holdings, LP
625 Liberty Avenue, Suite 1700
Pittsburgh, PA 15222

> **Re:** **EQT GP Holdings, LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 1, 2015**
> **File No. 333-202053**

Dear Mr. Conti:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Estimated Minimum Cash Available for Distribution by EQM for the Year Ended December 31, 2015, page 78

1. We reviewed your response to comment 13 and understand that you anticipate updating the table of unaudited pro forma cash available for distribution for the twelve months ended March 31, 2015 at which time you will update the forward looking projection of estimated minimum cash available for distribution based on estimated minimum adjusted EBITDA to cover the twelve month period ending March 31, 2016. As a matter of practice, most registrants present a 3-month gap period between the table of unaudited pro forma cash available for distribution for the most recent year and the table of estimated minimum cash available for distribution. Please tell what consideration you gave to including a gap period and a projection that covers the 12 months encompassing the quarter of the first anticipated minimum distribution to unitholders.

2. We note that you excluded expansion capital expenditures and common units issued in connection with the acquisition of NWV Gathering from the table of estimated minimum cash available for distribution by EQM based on estimated minimum EQM adjusted EBITDA. Please explain to us your basis for excluding these items from the projection. We also note that you annualized EQM's 2014 fourth quarter revenues and expenses before recasting for the NWV Gathering acquisition. Please explain to us why you believe this is a conservative assumption.

Financial Statements

2. Acquisitions and Merger, page F-19

3. We note your disclosure that EQM assumed 100% of the membership interests in MVP Holdco, an indirect wholly owned subsidiary of EQT that owns a 55% in MVP Joint Venture, on March 30, 2015. Please tell us the reasons why the equity method of accounting is considered appropriate and the facts supporting your position. Please refer to ASC 323-10-50-3a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or William Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Joshua Davidson, Esq.